Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: February 11, 2005

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

Text of press announcement released in South Africa on February 11, 2005:

11 February 2005

Competition Commission recommends approval for Harmony-Gold Fields merger

Harmony has today received notice from the Competition Commission that it is recommending approval for Harmony’s proposed merger with Gold Fields to the Competition Tribunal. The recommendation comes with a condition that no more than 1500 employees at a managerial or supervisory level be retrenched as a result of the proposed merger.

Chief Executive Bernard Swanepoel said he was pleased that the recommendation had come through within the regulated time period. “We are comfortable with the principle behind the condition that the Competition Commission has recommended since we’ve said all along that no more than 1500 retrenchments at a managerial or supervisory level were envisaged as part of the cost savings and synergies we plan to extract from Gold Fields’ operations. We are now approaching the final hurdle in our plans to merge Harmony and Gold Fields. We remain convinced that a merger between the two companies will deliver a value proposition to all stakeholders, i.e. shareholders, employees and the various communities in which we will be operating.”

According to the Competition Act of 1998, the Competition Tribunal is required to set a date for a pre-hearing or a hearing within ten business days of referral by the Competition Commission.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+1 212 929 5500	proxy@mackenziepartners.com
Steve Balet	+1 800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed merger, Harmony has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders resident in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever resident, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available) and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.